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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

HyperSpace Communications, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

44915D 10 3

(CUSIP Number)

Alec E. Gores

c/o Gores Technology Group, LLC

10877 Wilshire Blvd., 18th Floor

Los Angeles, CA 90024

(310) 209-3010

(name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alec E. Gores
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 4,537,786 9. Sole Dispositive Power 0 10. Shared Dispositive Power 4,537,786

11.	Aggregate amount Beneficially Owned by Each Reporting Person 4,537,786
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 44.7%
14.	Type of Reporting Person (See Instructions) IN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) with respect to HyperSpace Communications, Inc., a Colorado corporation (the “Company”), on March 31, 2005 (the “Initial Filing”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Initial Filing.

GTG PC Investments, LLC, a Delaware limited liability company (“GTG PC Investments”), and Alec E. Gores, the manager of GTG PC Investments, have jointly filed a Schedule 13D with the Commission on August 4, 2005 (as such may from time to time be amended, the “GTG PC Investments Schedule 13D”) reflecting the beneficial ownership of securities acquired by GTG PC Investments following the consummation of the Merger Agreement (as defined below).

The GTG PC Investments Schedule 13D is hereby incorporated by reference into this Schedule 13D in its entirety. Any references to this Schedule 13D shall hereafter include any information contained in the GTG PC Investments Schedule 13D.

Item 2.	Identity and Background

The Irrevocable Proxy and Voting Agreement (the “Voting Agreement”) entered into by certain executive officers and directors of the Company or entities controlled by them (the “Shareholders”) has terminated in accordance with its terms and is of no further force or effect. As such, Mr. Gores no longer may be deemed to be a group with the Shareholders within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

No other material change has occurred in the facts set forth in the response to Item 2 of the Initial Filing.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Filing is hereby amended in its entirety as follows:

GTG-Micron Holding Company, LLC, a Delaware limited liability company (“GTg Micron”), GTG PC Holdings, a Delaware limited liability company (“GTG PC Holdings”), the Company and Spud Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”) entered into an Agreement and Plan of Merger dated as of March 20, 2005 (as amended, the “Merger Agreement”), pursuant to which, subject to the terms and conditions contained therein, the Merger Sub merged with and into GTG PC Holdings (the “Merger”), with GTG PC Holdings continuing as the surviving entity. The Merger was effective upon the filing of a certificate of merger with the Secretary of State of the State on Delaware on July 25, 2005.

As a result of the Merger, all limited liability company membership interests of GTG PC Holdings held by GTG Micron were exchanged for (a) 3,606,209 shares of Common Stock of the Company, (b) warrants to acquire 4,193,267 shares of Common Stock of the Company at an exercise price of $3.00 per share and (c) and warrants to acquire 1,257,980 shares of Common Stock of the Company at an exercise price of $5.50 per share. GTG Micron then distributed 1,806,711 shares of Common Stock, warrants to acquire 2,100,827 shares of Common Stock at $3.00 per share and warrants to acquire 630,248 shares of Common Stock at $5.50 per share to GTG PC Investments. GTG PC Investments and Alec E. Gores reflected their beneficial ownership of such securities in the GTG PC Investments Schedule 13D.

The Voting Agreement has terminated in accordance with its terms and is of no further force or effect. As such, Mr. Gores no longer may be deemed to be a group with the Shareholders within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 4.	Purpose of Transaction

Item 4 of the Initial Filing is hereby amended in its entirety as follows:

Pursuant to the Merger Agreement, GTG Micron received (a) 3,606,209 shares of Common Stock, (b) warrants to acquire 4,193,267 shares of Common Stock at an exercise price of $3.00 per share and (c) warrants to acquire 1,257,980 shares of Common Stock at an exercise price of $5.50 per share. GTG Micron then distributed 1,806,711 shares of Common Stock, warrants to acquire 2,100,827 shares of Common Stock at $3.00 per share and warrants to acquire 630,248 shares of Common Stock at $5.50 per share to GTG PC Investments. GTG PC Investments and Alec E. Gores reflected their beneficial ownership of such securities in the GTG PC Investments Schedule 13D.

The Voting Agreement has terminated in accordance with its terms and is of no further force or effect. As such, Mr. Gores no longer may be deemed to be a group with the Shareholders within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Other than as described herein or as may be disclosed in the GTG PC Investments Schedule 13D, Mr. Gores does not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, although Mr. Gores reserves the right to develop such plans or proposals.

Item 5.	Interest in the Securities of Issuer

Item 5 of the Initial Filing is hereby amended in its entirety as follows:

Pursuant to the Merger Agreement, GTG Micron received (a) 3,606,209 shares of Common Stock, (b) warrants to acquire 4,193,267 shares of Common Stock at an exercise price of $3.00 per share and (c) warrants to acquire 1,257,980 shares of Common Stock at an exercise price of $5.50 per share. GTG Micron then distributed 1,806,711 shares of Common Stock, warrants to acquire 2,100,827 shares of Common Stock at $3.00 per share and warrants to acquire 630,248 shares of Common Stock at $5.50 per share to GTG PC Investments. GTG PC Investments and Alec E. Gores reflected their beneficial ownership of such securities in the GTG PC Investments Schedule 13D.

The Voting Agreement has terminated in accordance with its terms and is of no further force or effect. As such, Mr. Gores no longer may be deemed to be a group with the Shareholders within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Other than acquiring beneficial ownership of securities of the Company pursuant to the Merger Agreement, Mr. Gores has not effected any transaction in the Common Stock or the Company during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of GTG Micron and GTG PC Holdings were parties to the Merger Agreement. Mr. Gores was a party to the Voting Agreement, but the Voting Agreement has been terminated in accordance with its terms and is of no further force or effect.

Except for the agreements described in this Schedule 13D and referenced in the GTG PC Investments Schedule 13D, to the best knowledge of Mr. Gores, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Gores and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of its securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	*	Statement of Beneficial Ownership on Schedule 13D relating to the ownership of Common Stock of HyperSpace Communications, Inc. filed by GTG PC Investments, LLC and Alec E. Gores.

*	Filed with the Securities and Exchange Commission on August 4, 2005 and incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2005

By:	/S/ ALEC E. GORES
Alec E. Gores

EXHIBIT INDEX

Exhibit 1	*	Statement of Beneficial Ownership on Schedule 13D relating to the ownership of Common Stock of HyperSpace Communications, Inc. filed by GTG-Micron Holding Company, LLC, GTG PC Holdings, LLC and Alec E. Gores.

*	Filed with the Securities and Exchange Commission on August 4, 2005 and incorporated by reference herein.